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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                Amendment No. 1
                                       to
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILIED PURSUANT TO 13d-2(b)
                            (Amendment No. 1)1




                          Aramex International Limited
                        -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -----------------------------------
                         (Title of Class of Securities)

                                   G04450 10 5
                       -----------------------------------
                                 (CUSIP Number)



1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No. G04450 10 5                                          Page 2 of 6 Pages


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(1)     NAME OF REPORTING PERSONS

        Rula Ghandour

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        (ENTITIES ONLY)
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) | |
                                                              (b) | |
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

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(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Jordan
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 618,750 shares of Common Stock
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  618,750 shares of Common Stock
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 0 (See Item 4(c)(iv))
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(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,337,500 shares of Common Stock
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
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(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        26.6% of shares of Common Stock
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(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. G04450 10 5                                          Page 3 of 6 Pages

ITEM 1.   (a)     Name of Issuer:

                  Aramex International Limited

          (b)     Address of Issuer's Principal Executive Offices:

                  P.O. Box 3371
                  Amman 11181 Jordan

ITEM 2.   (a)     Name of Person Filing:

                  Rula Ghandour

          (b)     Address of Principal Business Office:

                  P.O. Box 3371
                  Amman 11181 Jordan

          (c)     Citizenship:

                  Jordan

          (d)     Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

          (e)     CUSIP Number:

                  G04450 10 5

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) | | Broker or Dealer registered under Section 15 of the
                   Act,

           (b) | | Bank as defined in Section 3(a)(6) of the Act,

           (c) | | Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) | | Investment Company registered under Section 8 of the Investment Company Act,

           (e) | | Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940,

           (f) | | Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                   13d-1(b)(1)(ii)(F),

           (g) | | Parent Holding Company, in accordance with 13d-1(b)
                   (ii)(G); see Item 7,

           (h) | | Group, in accordance with 13d-1(b)(1)(ii)(H).

CUSIP No. G04450 10 5                                          Page 4 of 6 Pages


ITEM 4.    Ownership

           If the percent of the class owned, as of December 31 of the year covered by the statement, or of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a) Amount Beneficially Owned:

               As of May 13, 1998, Ms. Ghandour may be deemed to beneficially own 1,337,500 shares of Common Stock, which includes 100,000 shares of Common Stock issuable upon exercise of ten year, non-qualified options at an exercise price of $7.00, held by Ms. Ghandour's spouse, Mr. Fadi Ghandour and 618,750 shares of Common Stock held by Mr. Ghandour.

           (b) Percent of Class:

               As of May 13, 1998, Ms. Ghandour may be deemed to be the beneficial owner of an aggregate of 1,337,500 shares of Common Stock, which constituted approximately 26.6% of the 4,929,688 shares of Common Stock outstanding as of May 13, 1998. (Reflects the completion of the public offering of 1,000,000 shares of the Company's Common Stock, 500,000 shares of which were offered by the Company, 250,000 shares of which were offered by Mr. William
               S. Kingson, 125,000 shares of which were offered by Mr. Fadi Ghandour and 125,000 shares of which were offered by Ms. Rula Ghandour. Does not give effect to the underwriters' over-allotment option to purchase an additional 75,000 shares from Mr. Kingson, 37,500 shares from Mr. Ghandour and 37,500 shares from Ms. Ghandour, such option to expire on June 5, 1998. See the Company's Registration Statement on Form F-1, File No. 333-49841.)

           (c) Number of shares as to which such person has:

             (i)    sole power to vote or direct the vote:

                    618,750 shares of Common Stock.  See Item 4(a) above.

             (ii)   shared power to vote or direct the vote:

                    0 shares of Common Stock.

             (iii)  sole power to dispose or to direct the disposition of:

                    618,750 shares of Common Stock.  See Item 4(a) above.

             (iv)   shared power to dispose or to direct the disposition of:

                    0 shares of Common Stock.

                    Mr. William S. Kingson, Mr. Fadi Ghandour and Ms. Rula Ghandour have entered into a Shareholders Agreement with Airborne Freight Corporation ("Airborne") which among other things provides (i) if Aramex International Limited (the "Company") transfers any shares of its Common Stock to listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments, Airborne has the right to sell all of its shares of Common Stock to the Company on the same terms and conditions as the sale to such other company, and (ii) if Messrs. Kingson and Ghandour or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air, freight or air express shipments, it shall be a condition to such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour or Ms. Ghandour.

ITEM 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

             Not Applicable.

CUSIP No. G04450 10 5                                          Page 5 of 6 Pages

ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person.

             If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940, or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

             Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of the relevant subsidiary.

             Not Applicable.

ITEM 8.      Identification and Classification of Members of the Group.

             If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

             Not Applicable.

ITEM 9.      Notice of Dissolution of Group.

             Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to the transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

             Not Applicable.

ITEM 10.     Certification

             The following certfication shall be included if the statement is filed pursuant to Rule 13d-1(b):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Not Applicable.

CUSIP No. G04450 10 5                                          Page 6 of 6 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.



Date:      05/20/98
           -------------------------



Signature: /s/ Rula Ghandour
           -------------------------

Name:      Rula Ghandour
           -------------------------